SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2018

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Table of contents

-	Press release dated July 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate
Secretary’s Staff Office

Date: August 3, 2018

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06598.21 www.eni.com

San Donato Milanese

July 27, 2018

Eni results for the second quarter and half year 2018

Key operating and financial results

IQ			IIQ			IH
2018			2018	2017	% Ch.	2018	2017	% Ch.
66.76	Brent dated	$/bbl	74.35	49.83	49	70.55	51.81	36
1.229	Average EUR/USD exchange rate		1.191	1.101	8	1.210	1.083	12
54.32	Brent dated	€/bbl	62.40	45.26	38	58.31	47.83	22
1,867	Hydrocarbon production	kboe/d	1,863	1,771	5	1,865	1,783	5
2,380	Adjusted operating profit (loss) (a)	€ million	2,564	1,019	152	4,944	2,853	73
2,085	of which: E&P		2,742	845	224	4,827	2,260	114
322	G&P		108	(146)	..	430	192	124
77	R&M and Chemicals		67	352	(81)	144	541	(73)
978	Adjusted net profit (loss) (a) (b)		767	463	66	1,745	1,207	45
0.27	- per share (€)		0.21	0.13		0.48	0.34
946	Net profit (loss) (b)		1,252	18	..	2,198	983	124
0.26	- per share (€)		0.35	0.00		0.61	0.27
3,166	Adjusted net cash from operations at replacement cost (c)		2,823	2,324	21	5,989	4,930	21
2,187	Net cash from operations		3,033	2,706	12	5,220	4,638	13
1,758	Net capital expenditure (d)(e)		1,916	1,807	6	3,674	4,265	(14)
11,278	Net borrowings		9,897	15,467	(36)	9,897	15,467	(36)
0.23	Leverage		0.20	0.32		0.20	0.32

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 18.

(b) Attributable to Eni's shareholders.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and certain non-recurring items. For further information see page 14.

(d) Include capital contribution to equity accounted entities.

(e) Net of the entry bonus relating to the acquisition of two Concession Agreements in the UAE, the development capex incurred in 2018 on a 10% interest in the Zohr project which were reimbursed by the acquirer of the interest an the collection of trade advances intended to fund the Zohr project.

Yesterday, Eni’s Board of Directors approved the Group results for the second quarter and first half of 2018 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“Eni recorded another period of strong profitability in the second quarter. In the context of a 38% rise in the price of Brent, Eni reported a 152% increase in operating profit, driven by the performance of the Exploration & Production business, which more than tripled its contribution. Our cash generation also grew significantly, driven by the price of Brent and increased production levels, contributing to $20 per barrel, allowing us to confirm the lowering of our cash neutrality to $55 per barrel for 2018. The Gas & Power segment also reported excellent results, thanks to the strong integration of the LNG business with upstream activities and the positive impact of the restructuring carried out over the last years. A deterioration in Refining and Chemicals environment – which runs counter-cyclically to the price of Brent – meant a reduction in the contribution of these businesses, albeit remaining positive thanks to recent restructuring. There was significant progress in our portfolio management this quarter with the creation of Vår Energi in Norway as well as the funds received for the sale of Eni’s 10% stake in the Zohr field to Mubadala. As a result, net debt fell below €10 billion – the lowest level in 11 years. Consequently I will propose an interim dividend of €0.42 per share at the Board meeting on 13 September.”

Highlights

Exploration & Production

•	Strong growth reported in hydrocarbon production at 1.86 million boe/d (in both the reporting periods): up by 5.2% q-o-q, up by 4.6% in the first half. Net of price effects in PSAs, the growth rate was 6.6% in the quarter and 5.4% in the first half;

production growth fueled by the ramp-up of giant projects, recently started up: Zohr, Noroos, Jangkrik, OCTP, Ochigufu, Nenè phase 2; higher production at the Kashagan and Val d’Agri fields (the latter shutdown in the second quarter 2017) and the entry in Abu Dhabi;

main start-ups: Ochigufu offshore Block 15/06 in Angola, maintaining the production plateau at 150 kboe/d; Phase 2 of the giant Bahr Essalam gas field in Libya, just three years after the final investment decision.

•	Strengthened Eni presence in Norway following the agreement to merge the subsidiary Eni Norge AS with Point Resources. The combined entity will be a leading Norwegian upstream company producing around 180 kboe/d in 2018. Closing is expected by the end of 2018.

•	Significant progress has been made towards the final investment decision of the Rovuma LNG project to monetize the gas reserves of Area 4 in Mozambique. The development plan of the first phase of the project has been submitted to the Mozambique government. Under negotiation Rovuma LNG sales and purchase agreements. The final investment decision is expected in 2019.

•	Zohr ramp-up in Egypt: the fourth treatment unit started up in record time increasing installed capacity to approximately 1.6 bscfd (220 kboe/d). Expected in September the start-up of the fifth treatment unit, for a total capacity of approximately 2 bscfd.

•	Dual exploration model: the divestment to Mubadala Petroleum of a 10% stake in the Shorouk concession in offshore Egypt, where the super-giant Zohr gas field is producing, was finalized.

•	Exploration:

Oil exploration successes at the Block 15/06 in Angola, as well as at two exploration prospects located in the Faghur basin, in the South West Meleiha license in Egypt.

New exploration acreage: awarded 100% interest in the East Ganal deepwater exploration block, in Indonesia. In the first half, awarded new mineral licences in Mexico, Lebanon and Morocco, a total of 22,000 square kilometers.

Resource base: in the first half of 2018 added approximately 280 million boe.

•	A cooperation agreement with Sonatrach was finalized to develop new gas resources in conjunction with existing assets.

•	Exploration & Production adjusted operating profit: €2.74 billion in the second quarter, a more than three-fold increase q-o-q; €4.83 billion in the first half, more than doubling y-o-y.

Gas & Power

•	Robust recovery in profitability due to the restructuring of the portfolio of long-term gas contracts, a growing LNG business and optimizations in power and logistics: in the second quarter, adjusted operating profit of €0.11 billion, compared to a loss of €0.15 billion in the second quarter of 2017; more than doubling at €0.43 billion in the first half of 2018 (€0.19 billion in the first half of 2017).

•	Finalized an agreement with Sonatrach for gas supplies in the 2018-2019 thermal year.

•	LNG sales: up by 54% to 5.40 bcm in the first half of 2018, more than half sold on the Asian markets leveraging on supplies of upstream equity gas in Indonesia, as result of the improved integration across businesses.

•	Retail business: continuous increase in the customer base, excluding the impact of the divestments.

•	Finalized the divestment of gas distribution activities in Hungary.

Refining & Marketing and Chemicals

•	Improved refinery utilization rates: 87% in the second quarter, 92% in the first half of 2018 (up by 4 and 6 percentage points, respectively).

•	Petrochemical sales up by 12.5% in the second quarter of 2018 (up by 7% in the first half of 2018), driven by an improvement in plant performance.

•	Refining & Marketing adjusted operating profit: €61 million, down by 63% q-o-q (€79 million for the first half, down by 66%) due to an unfavorable trading environment.

•	Chemicals adjusted operating profit: €6 million in the second quarter, negatively affected by rapidly-escalating costs of oil-based feedstock, not yet fully recovered in product prices; €65 million in the first half (down by 79%).

Group results

•	Adjusted operating profit: €2.56 billion, up by 152% on a quarterly basis; €4.94 billion in the first half (up by 73% vs. first half of 2017).

•	Adjusted net profit: €0.77 billion, up by 66% q-o-q; €1.74 billion, up by 45% in the first half of 2018.

•	Net profit: €1.25 billion in the second quarter (€2.20 billion in the first half).

•	Strong cash flow from operations: €3 billion (up by 12% q-o-q); €5.2 billion in the first half (up by 13%).

•	Adjusted cash flow from operations[1] before changes in working capital at replacement cost at €2.82 billion in the second quarter, €5.99 billion in the first half (up by 21% q-o-q and y-o-y).

•	Net capex: €3.67 billion[2] in the first half; more than funded by organic cash flow.

•	Net borrowings: €9.9 billion.

•	Leverage: 0.20, lower than the level of December 31, 2017 (0.23).

•	2018 interim dividend proposal: €0.42 per share[3], out of a full-year dividend of €0.83 per share.

1 See table on page 14.

2 See details on page 1, footnote (d).

3 Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receivers' taxable income.

Outlook 2018

Exploration & Production

Hydrocarbon production: the Company is forecasting a 4% increase for the FY 2018 vs. 2017 at a Brent price scenario of 60 $/bbl, equalling to a production level of about 1.9 million boe/d. This growth is expected to be driven by: continuing production ramp-up at the fields started up in 2017, particularly in Egypt, Indonesia and Ghana, a larger contribution from the Kashagan, Goliat and Val d’Agri fields, new fields start-ups in Angola, Libya and Ghana, as well as the contribution of the new venture in UAE. These increases are expected to be partly offset principally by mature fields declines.

Gas & Power

Revised upwardly the guidance of the FY adjusted operating profit at €400 million, notwithstanding the business seasonality with the third quarter being the weaker in the year.

Gas sales: expected to decline in line with an expected reduction in long-term contractual commitments both to procure and to supply gas. An increase in nearly 9 million tons of LNG contracted volumes expected by 2018 year-end.

Refining & Marketing and Chemicals

A projected refining break-even margin of approximately 3 $/barrel by the end of 2018, leveraging on the restart of the EST unit, at the Sannazzaro refinery.

Refining throughputs on own accounts expected to be flat compared to 2017, due to better performance at the Sannazzaro and Livorno refineries because of unplanned shutdowns in 2017, offset by reductions at the Taranto and Milazzo plants. Green diesel productions are expected to grow at the Venice plant. A higher refineries utilization rate is projected.

Retail sales were substantially unchanged y-o-y in Italy and in European markets. The market share in Italy is expected to be stable at around 24%.

Versalis: spreads of the main commodities, which were negatively affected by rapidly-escalating oil-based feedstock costs in the second quarter 2018, are expected to normalize. Sales volumes are expected to grow in all business lines driven by higher product availability and by fewer planned standstills and upsets.

Group

Cash neutrality: funding of capex for the FY and the dividend is confirmed at a Brent price of approximately 55 $/bbl in 2018.

2018 FY Capex expected to be €7.7 billion, in line with the guidance.

Sustainability and Energy Solution business development

		IH
		2018	2017	Ch. %
Total recordable injury rate (TRIR)	(total recordable injury rate/worked hours) x 1,000,000	0.29	0.35	(17.1)
Direct GHG emissions	(mmtonnes CO2 eq.)	21.14	20.53	3.0
- of which CO2 eq from combustion and process		16.28	15.88	2.5
- of which CO2 eq from methane fugitive		0.67	0.51	31.4
- of which CO2 eq from flaring		3.37	3.27	3.1
- of which CO2 eq from venting		0.82	0.87	(5.7)
Direct GHG emissions E&P/production	(tonnes CO2 eq./toe)	0.153	0.164	(6.7)
Oil spills due to operations (>1 barrel)	(barrels)	653	2,829	(76.9)
Water reinjection	(%)	60	60	..

•	Energy Solution business development:

- Signed the final investment decision with the Kazakh Energy Minister to build, develop and operate a 50 MW wind farm to supply renewable energy to the Country;

- Eni and GSE presented a 26 MWp photovoltaic plant in the Assemini industrial area in the province of Cagliari. The plant is part of Progetto Italia, a pool of Eni initiatives designed to create sustainable value by revamping neglected industrial hubs, mainly in Southern Italy.

•	The total recordable injury rate improved by 17.1% y-o-y.

•	Direct GHG emissions/operated hydrocarbon production: 0.153 tCO2eq/toe, an improvement of 6.7% y-o-y.

Direct GHG emissions from combustion and process increased by 2.5% reflecting higher production level mainly in the E&P segment due to the ramp-ups and restart of certain plants, partially offset by lower power production in the G&P business.

Emissions from methane fugitive: up by 31.4% due to higher upstream productions.

Emissions from flaring in the E&P segment are up by 3.1% due to temporary commissioning activities relating to new projects started at the end of 2017 and the restart of operations in Libya.

•	Water reinjection rate at the E&P segment is unchanged at 60%, mainly benefitting from the positive trend in performance reported by fields in Egypt and Ecuador.

Business segments operating review

Exploration & Production

Production and prices

IQ			IIQ			IH
2018			2018	2017	% Ch.	2018	2017	% Ch.
	Production
885	Liquids	kbbl/d	881	827	6.5	883	830	6.4
5,358	Natural gas	mmcf/d	5,359	5,152	4.1	5,359	5,203	3.4
1,867	Hydrocarbons	kboe/d	1,863	1,771	5.2	1,865	1,783	4.6
	Average realizations
61.17	Liquids	$/bbl	69.17	45.29	52.7	65.35	46.90	39.3
4.50	Natural gas	$/kcf	4.52	3.45	31.2	4.51	3.53	28.0
42.34	Hydrocarbons	$/boe	47.62	32.05	48.6	45.02	32.73	37.5

•	In the second quarter of 2018, oil and natural gas production averaged 1,863 kboe/d, up by 5.2% from the second quarter of 2017 (1,865 kboe/d in the first half of 2018; up by 4.6%). This performance was driven by the ramp-up at fields started up in 2017, mainly in Indonesia, Egypt, Congo and Ghana and the 2018 start-ups (with a total contribution of 287 kboe/d), as well as higher production at the Kashagan and Val d’Agri fields (the latter shutdown in the second quarter 2017) and the acquisition of the two Concession Agreements Lower Zakum (5%) and Umm Shaif/Nasr (10%) producing offshore in the United Arab Emirates. These positives were partly offset by negative price effects at PSAs contracts, lower production as a result of planned and unplanned shutdowns in Libya, the United Kingdom and Norway, as well as declines from mature fields. When excluding price effects to PSAs contracts (approximately 25 kboe/d and 14 kboe/d in the quarter and the first half, respectively), hydrocarbons production increased by 6.6% and 5.4% in the quarter and the first half of 2018, respectively.

•	Liquids production (881 kbbl/d) increased by 54 kbbl/d, or 6.5% from the second quarter of 2017 (883 kbbl/d in the first half of 2018, up by 6.4%) due to production ramp-ups of the period and the acquisition in the United Arab Emirates partially offset by price effect and mature fields decline.

•	Natural gas production (5,359 mmcf/d) increased by 207 mmcf/d, or 4.1% compared to the second quarter of the previous year (5,359 mmcf/d in the first half, up by 3.4%). Start-ups and ramp-ups of producing assets were partly offset by planned and unplanned shutdowns.

Results

IQ		IIQ			IH
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
1,966	Operating profit (loss)	2,602	851	..	4,568	2,479	84.3
119	Exclusion of special items	140	(6)		259	(219)
2,085	Adjusted operating profit (loss)	2,742	845	224.5	4,827	2,260	113.6
(56)	Net finance (expense) income	(263)	(28)		(319)	28
35	Net income (expense) from investments	109	169		144	187
(1,140)	Income taxes	(1,504)	(425)		(2,644)	(1,284)
55.2	tax rate (%)	58.1	43.1		56.8	51.9
924	Adjusted net profit (loss)	1,084	561	93.2	2,008	1,191	68.6
	Results also include:
75	Exploration expenses:	86	113	(23.9)	161	321	(49.8)
64	- prospecting, geological and geophysical expenses	64	74		128	139
11	- write-off of unsuccessful wells	22	39		33	182
2,368	Capital expenditure	1,693	1,909	(11.3)	4,061	4,615	(12.0)

•	In the second quarter of 2018, the Exploration & Production segment reported an adjusted operating profit of €2,742 million, a more than threefold increase from the second quarter of 2017 (€845 million). This improvement reflected sharply higher crude oil prices (with the Brent price up by 49% in dollar terms) and higher hydrocarbon production, partly offset by currency headwinds (with the EUR/USD exchange rate up by 8% q-o-q). In the first half of 2018, adjusted operating profit was €4,827 million, more than doubling y-o-y, driven by the same trends mentioned above.

•	In the second quarter of 2018, adjusted net profit was €1,084 million, up by €523 million or 93.2% compared to the second quarter of 2017 (€2,008 million in the first half of 2018, up by €817 million y-o-y). This was due to higher operating performance partly offset by the write-off of financing receivables taken in connection with an unsuccessful exploration project executed by a joint venture in the Black Sea (€200 million). Results were also impacted by an increased adjusted tax rate (up by 15 and 5 percentage points in the quarter and first half, respectively) due to a higher share of taxable profit reported in Countries with higher taxation as well as the non-deductible expense related to the unsuccessful initiative above mentioned. Cash tax rate was 32.7% and 28.4% in the two reporting period.

For the disclosure of the business segment special charges/gains see page 11.

Gas & Power

Sales

IQ			IIQ			IH
2018			2018	2017	% Ch.	2018	2017	% Ch.
239	PSV	€/kcm	245	192	27.8	242	206	17.7
227	TTF		224	165	35.5	225	180	25.2
	Natural gas sales	bcm
11.19	Italy		9.77	9.50	2.8	20.96	19.88	5.4
9.28	Rest of Europe		6.14	8.23	(25.4)	15.42	19.76	(22.0)
0.89	of which: Importers in Italy		0.49	0.89	(44.9)	1.38	1.93	(28.5)
8.39	European markets		5.65	7.34	(23.0)	14.04	17.83	(21.3)
1.97	Rest of World		2.17	0.90	..	4.14	2.27	82.4
22.44	Worldwide gas sales		18.08	18.63	(3.0)	40.52	41.91	(3.3)
2.70	of which: LNG sales		2.70	1.50	80.0	5.40	3.50	54.3
9.22	Power sales	Twh	8.49	8.39	1.2	17.71	17.76	(0.3)

•	In the second quarter of 2018, natural gas sales were 18.08 bcm (40.52 bcm in the first half), down by 3% from the second quarter of 2017. Sales in Italy were up by 2.8% to 9.77 bcm, due to higher sales to wholesalers and the residential segment, partly offset by lower spot sales. Sales in European markets (5.65 bcm) decreased by 23% reflecting the termination of some long-term and short-term contracts mainly in Germany/Austria, as a result of portfolio rationalization.

•	Power sales were 8.49 TWh in the second quarter of 2018, up by 1.2% mainly due to higher volumes sold in France. In the first half, sales volumes remained almost unchanged (17.71 TWh).

Results

IQ		IIQ			IH
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
398	Operating profit (loss)	157	(225)	..	555	(11)	..
(76)	Exclusion of special items and inventory holding (gains) losses	(49)	79		(125)	203
322	Adjusted operating profit (loss)	108	(146)	..	430	192	..
3	Net finance (expense) income	(9)			(6)	6
11	Net income (expense) from investments		(2)		11	(3)
(121)	Income taxes	(42)	15		(163)	(118)
36.0	tax rate (%)	42.4	10.1		37.5	60.5
215	Adjusted net profit (loss)	57	(133)	..	272	77	..
42	Capital expenditure	55	30	83.3	97	49	98.0

•	In the second quarter of 2018, the Gas & Power segment reported an adjusted operating profit of €108 million, a significant improvement compared to the loss of €146 million reported in the second quarter of 2017. This result reflected the overall restructuring of the portfolio of long-term gas supply contracts, including lower logistic costs and optimizations in the power business. These positives were offset by lower non-recurring gains relating to retroactive effects of the renegotiations performed in 2017 and lower gas volumes sold. In the first half of 2018, adjusted operating profit amounted to €430 million, representing an increase of €238 million compared to the first half of 2017.

•	Adjusted net profit amounted to €57 million in the second quarter of 2018, reverting a loss of €133 million reported in the previous year (a profit of €272 million in the first half of 2018).

For the disclosure on business segment special charges see page 11.

Refining & Marketing and Chemicals

Production and sales

IQ			IIQ			IH
2018			2018	2017	% Ch.	2018	2017	% Ch.
3.0	Standard Eni Refining Margin (SERM)	$/bbl	4.1	5.3	(22.6)	3.5	4.7	(24.8)
5.51	Throughputs in Italy	mmtonnes	4.84	4.88	(0.7)	10.35	10.06	2.9
0.68	Throughputs in the rest of Europe		0.76	0.75	0.8	1.44	1.39	3.3
6.19	Total throughputs		5.60	5.63	(0.5)	11.79	11.45	3.0
97	Average refineries utilization rate		87	83		92	86
0.06	Green throughputs		0.07	0.07	..	0.13	0.10	30.0
	Marketing
1.99	Retail sales in Europe	mmtonnes	2.11	2.19	(3.6)	4.10	4.19	(2.1)
1.40	Retail sales in Italy		1.48	1.55	(4.1)	2.88	2.96	(2.7)
0.59	Retail sales in the rest of Europe		0.63	0.64	(2.3)	1.22	1.23	(0.7)
24.1	Retail market share in Italy	%	24.1	24.4		24.1	24.2
2.37	Wholesale sales in Europe	mmtonnes	2.67	2.77	(3.5)	5.04	5.12	(1.6)
1.68	Wholesale sales in Italy		1.89	1.98	(4.7)	3.57	3.66	(2.5)
0.69	Wholesale sales in the rest of Europe		0.78	0.79	(0.6)	1.47	1.46	0.6
	Chemicals
1,236	Sales of petrochemical products	ktonnes	1,304	1,159	12.5	2,540	2,374	7.0
80	Average plant utilization rate	%	79	76		79	77

•	In the second quarter of 2018, Eni’s Standard Refining Margin – SERM – was 4.1 $/barrel, down by 22.6% from the second quarter of 2017, due to lower relative prices of products compared to the cost of the petroleum feedstock (-24.8%; 3.5 $/barrel in the first half) reflecting the strong increase of oil prices.

•	Eni refining throughputs were 5.60 mmtonnes, a slight decrease from the second quarter of 2017 (up by 3% in the first half), reflecting lower volumes processed at the Sannazzaro and Milazzo refineries due to planned standstills, offset by higher volumes at the Taranto refinery due to a downtime at the topping unit in the same period of the previous year and the planned standstill at the Bayern Oil refinery occurred in 2017.

•	Volumes of biofuels produced at the Venice Green refinery were barely unchanged from the second quarter of 2017 (up by 30% compared to the first half of 2017).

•	Retail sales in Italy of 1.48 mmtonnes declined by 4.1% in the quarter (2.88 mmtonnes, down by 2.7% in the first half of 2018), due to lower volumes sold to all market segments on the back of declining consumptions and increasing competitive pressure. Eni’s retail market share for the quarter was 24.1%, lower than in the second quarter of 2017 (24.4%).

•	Wholesale sales in Italy were 1.89 mmtonnes, declining by 4.7% from the second quarter of 2017 (down by 2.5% from the first half of 2017) mainly due to lower sales of gasoil, bunker and jet fuel, partly offset by increased sales of fuel oil and bitumes.

•	Retail and wholesale sales in the rest of Europe decreased by 1.4% q-o-q (unchanged in the first half of 2018), due to lower sales volumes in France and Switzerland, partly offset by higher sales in Spain.

•	Sales of petrochemical products of 1,304 ktonnes increased by 12.5% and 7% in the second quarter and first half of 2018 respectively, mainly due to higher sales of intermediates driven by fewer shutdowns as well as elastomers due to higher product availability.

Results

IQ		IIQ			IH
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
138	Operating profit (loss)	258	33	..	396	397	(0.3)
(99)	Exclusion of inventory holding (gains) losses	(260)	255		(359)	56
38	Exclusion of special items	69	64		107	88
77	Adjusted operating profit (loss)	67	352	(81.0)	144	541	(73.4)
18	- Refining & Marketing	61	165	(63.0)	79	231	(65.8)
59	- Chemicals	6	187	(96.8)	65	310	(79.0)
12	Net finance (expense) income	(1)	2		11	2
23	Net income (expense) from investments	(21)	(9)		2	1
(45)	Income taxes	(26)	(119)		(71)	(190)
40.2	tax rate (%)	57.8	34.5		45.2	34.9
67	Adjusted net profit (loss)	19	226	(91.6)	86	354	(75.7)
125	Capital expenditure	199	151	31.8	324	251	29.1

•	In the second quarter of 2018, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €67 million (€144 million in the first half), down by 81% from €352 million reported in the second quarter of 2017 (down by 73.4% from the first half of 2017).

•	The Refining & Marketing business reported an adjusted operating profit of €61 million, down by 63% q-o-q (€79 million in the first half of 2018; down by 65.8%) due to an unfavorable trading environment with the refining margin declining by 23%, reflecting higher oil feedstock costs which were not passed onto product prices, and the appreciation of the euro against the US dollar (up by 8%). Moreover, performance was negatively affected by operating difficulties in the oxygenate business in Venezuela. In the first half of 2018, the overall result benefitted from a lower number of unplanned shutdowns. The negative scenario was partly offset by plants and supply optimizations. The marketing performance was substantially unchanged q-o-q.

•	The Chemical business reported an adjusted operating profit of €6 million, down by 96.8% q-o-q (€65 million in the first half of 2018; down by 79% from the first half of 2017). This decrease was driven by lower margins on sales of intermediates and polyethylene, due to rapidly-escalating costs of oil-based feedstock unable to recover in final prices and mounting competitive pressures from cheaper product streams from the Middle-East and the USA. Furthermore, it is worth mentioning that first half of 2017 results benefitted from peak prices recorded for intermediates, mainly butadiene and benzene, reflecting one-off effects (product shortages in the USA and Asian markets).

•	Adjusted net profit amounting to €19 million in the second quarter of 2018 decreased by 91.6% q-o-q (€86 million in the first half of 2018; down by 75.7%) due to lower operating performance.

For the disclosure on business segment special charges see page 11.

Group results

IQ		IIQ			IH
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
17,932	Net sales from operations	18,139	15,643	16.0	36,071	33,690	7.1
2,399	Operating profit (loss)	2,639	563	..	5,038	2,674	88.4
(95)	Exclusion of inventory holding (gains) losses	(259)	252		(354)	(7)
76	Exclusion of special items (a)	184	204		260	186
2,380	Adjusted operating profit (loss)	2,564	1,019	151.6	4,944	2,853	73.3
	Breakdown by segment:
2,085	Exploration & Production	2,742	845	224.5	4,827	2,260	113.6
322	Gas & Power	108	(146)	174.0	430	192	124.0
77	Refining & Marketing and Chemicals	67	352	(81.0)	144	541	(73.4)
(162)	Corporate and other activities	(169)	(160)	(5.6)	(331)	(275)	(20.4)
58	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	(184)	128		(126)	135
946	Net profit (loss) attributable to Eni's shareholders	1,252	18	..	2,198	983	..
(67)	Exclusion of inventory holding (gains) losses	(184)	180		(251)	(6)
99	Exclusion of special items (a)	(301)	265		(202)	230
978	Adjusted net profit (loss) attributable to Eni's shareholders	767	463	65.7	1,745	1,207	44.6

(a) For further information see table "Breakdown of special items"

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the second quarter of 2018, Eni’s consolidated adjusted operating profit of €2,564 million more than doubled compared to the second quarter of 2017. The improvement was driven by a robust performance in the E&P segment (the adjusted operating profit was €2,742 million, a three-fold increase q-o-q) due to sharply higher crude oil prices (the Brent benchmark in dollar terms was up by 49%) and production growth, partly offset by a weaker dollar (the EUR/USD exchange rate was up by 8%). The G&P segment reported an adjusted operating profit of €108 million compared to the operating loss of €146 million in the second quarter of 2017. This result reflected further actions concerning long-term supply contracts, a reduction in logistic costs and an improved performance in the power and LNG businesses. The R&M and Chemicals segment reported a decrease of 81% in operating performance due to an unfavorable trading environment, partly offset by continued efficiency initiatives and plant optimizations as well as better utilization rates.

•	In the first half of 2018, the consolidated adjusted operating profit of €4,944 million was up by 73%. The €2.1 billion increase was comprised of a €1.4 billion increase from scenario effects and a €0.7 billion increase from production growth and efficiency and optimization gains. Second quarter results benefitted from scenario effects for €0.9 billion and an improved performance for €0.6 billion.

•	Adjusted net profit for the quarter was €767 million, up by 66% q-o-q. The operating performance was partly offset by lower income from investments and financial items and an increased tax rate (65% in the second quarter of 2018, up by approximately 12 percentage points) mainly in the E&P segment driven by a higher share of taxable profit reported in Countries with higher taxation and non-deductible expenses related to unsuccessful exploration initiative. In the first half of 2018, an adjusted net profit of €1,745 million was reported, increasing by 45%. Adjusted tax rate was 60.7%, up by 5 percentage points.

Special items

The breakdown by segment of special items of operating profit (a net charge of €184 million in the quarter and €260 million in the first half) is the following:

•	E&P recorded net charges of €140 million (€259 million in the first half) mainly due to the outcome of an arbitration proceeding relating a long-term contract to purchase regasification services, which established the termination of the contract and of the related annual fees charged to Eni. It also awarded the counterpart equitable compensation of €282 million (plus financial interests of €18 million), an impairment loss for a gas asset to align its book value to fair value (€58 million), a risk provision relating to a contractual litigation (€45 million); an allowance for doubtful accounts as part of a dispute to recover investments towards a State counterparty to align the recoverable amount with the expected outcome of an ongoing renegotiation. The main gains were recorded on the disposal of a 10% interest in the Shorouk concession, offshore of Egypt, to Mubadala Petroleum, a UAE-based company (€323 million net of assignment bonus and other charges).

•	G&P: net gains of €49 million (€125 million in the first half) were mainly driven by: the effects of fair-value commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (net gains of €103 million in the quarter and €170 million in the first half) and an impairment relating to the alignment of the book value of the Hungarian gas distribution activity to its fair value, divested in June 2018 (€6 million in the first half). The G&P adjusted operating result also includes the positive balance of €56 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.
•	R&M and Chemicals: net charges of €69 million (€107 million in the first half) mainly comprising of: the write-down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any profitability prospects (€20 million and €35 million in the quarter and the first half of 2018, respectively) and environmental provision (€46 million and €79 million in two reporting periods)

Non-operating special items included the tax effects relating to operating special items, Eni’s interest of extraordinary charges/impairment recognized by the Saipem subsidiary (€102 million) in the first half of 2018 as well as an impairment reversal (€423 million) at the Angola LNG equity-accounted entity due to improved project economics.

Reported results

In the first half of 2018, net profit attributable to Eni’s shareholders was €2,198 million, more than doubled compared to the first half of 2017 (€983 million). This performance was driven by a robust operating performance of the E&P segment due to strengthening crude oil prices (up by 36% from the first half of 2017 for the Brent crude oil benchmark) on the back of a global economic recovery, and production growth. These positives were partly offset by a weaker USD (the EUR/USD exchange rate appreciated by 12% on average). The G&P segment reported a significant improvement driven by further actions at long-term supply contracts, the reduction in logistic costs and an improved performance in the power and LNG businesses, the latter also combining with the upstream segment.

The R&M and Chemicals segment was weighted down by an unfavorable trading environment due to increased oil-based feedstock costs, which were not reflected in selling prices and the competitive pressure from cheaper products streams coming from the Middle East and the USA. This negative trend which accelerated in the second quarter caused sharply lower refining margins (down by 25% q-o-q) and spreads vs. the feedstock of the main petrochemicals commodities (cracker margin down by 44% and polyethylene down by 52%). This trend was partly offset by plant optimizations and lower plant shutdowns, allowing a recovery in produced volumes, as well as by efficiency actions.

Net profit benefitted from the improved operating performance (up by €2,364 million) and the increase in finance income and net income from investments (up by €191 million) driven by an impairment reversal of the Angola LNG entity were partly offset by the write-off of a financing receivable related to an unsuccessful exploration initiative executed by a joint venture in the Black Sea. Net profit was negatively impacted by higher income taxes (up by €1,335 million), notwithstanding a 3 percentage points decrease in the group reported tax rate (54.9%) due to higher non-taxable gains.

Net borrowings and cash flow from operations

IQ		IIQ			IH
2018	(€ million)	2018	2017	Change	2018	2017	Change
948	Net profit (loss)	1,257	18	1,239	2,205	985	1,220
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,990	- depreciation, depletion and amortization and other non monetary items	1,673	2,466	(793)	3,663	4,522	(859)
(1)	- net gains on disposal of assets	(417)	7	(424)	(418)	(336)	(82)
1,368	- dividends, interests and taxes	1,415	377	1,038	2,783	1,523	1,260
(1,074)	Changes in working capital related to operations	398	674	(276)	(676)	(250)	(426)
(1,044)	Dividends received, taxes paid, interests (paid) received	(1,293)	(836)	(457)	(2,337)	(1,806)	(531)
2,187	Net cash provided by operating activities	3,033	2,706	327	5,220	4,638	582
(2,541)	Capital expenditure	(1,961)	(2,092)	131	(4,502)	(4,923)	421
(37)	Investments	(73)	(14)	(59)	(110)	(50)	(60)
67	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	1,194	67	1,127	1,261	624	637
(140)	Other cash flow related to capital expenditure, investments and disposals	812	54	758	672	239	433
(464)	Free cash flow	3,005	721	2,284	2,541	528	2,013
(265)	Borrowings (repayment) of debt related to financing activities	206	56	150	(59)	(104)	45
(889)	Changes in short and long-term financial debt	(85)	172	(257)	(974)	322	(1,296)
(1)	Dividends paid and changes in non-controlling interests and reserves	(1,442)	(1,443)	1	(1,443)	(1,443)
(19)	Effect of changes in consolidation, exchange differences and cash and cash equivalent	31	(32)	63	12	(38)	50
(1,638)	NET CASH FLOW	1,715	(526)	2,241	77	(735)	812

IQ		IIQ			IH
2018	(€ million)	2018	2017	Change	2018	2017	Change
(464)	Free cash flow	3,005	721	2,284	2,541	528	2,013
(2)	Net borrowings of acquired companies				(2)		(2)
	Net borrowings of divested companies	(5)		(5)	(5)		(5)
105	Exchange differences on net borrowings and other changes	(177)	186	(363)	(72)	224	(296)
(1)	Dividends paid and changes in non-controlling interest and reserves	(1,442)	(1,443)	1	(1,443)	(1,443)
(362)	CHANGE IN NET BORROWINGS	1,381	(536)	1,917	1,019	(691)	1,710

Net cash flow from operating activities amounted to €5,220 million in the first half 2018. Cash flow from operating activities was also influenced by a lower level of receivables due beyond the end of the reporting period being sold to financing institutions, compared to the amount sold at the end of the fourth quarter 2017 (approximately €700 million).

Net cash flow from operating activities before changes in working capital at replacement cost was €5,542 million, up by 14% compared to the first half of 2017 (€4,881 million). This performance was negatively affected by an expense recognized in connection with the final outcome of an arbitration proceeding (€300 million), an extraordinary allowance for doubtful accounts in the E&P segment (€69 million) and charges related to the sale of 10% interest in Zohr, to be substantially considered as a reduction of the proceeds from the asset disposal. Net of these charges, cash flow from operating activities before changes in working capital at replacement cost is re-determined at €5,989 million (see reconciliation table on the next page).

Capital expenditure for the period, including investments, was €4,612 million. Net capex amounted to approximately €3.67 billion and excluding the following items: an entry bonus paid in connection with the award of the two Concession Agreements in the UAE (€723 million); the share of the 2018 capex pertaining to a 10% divested interest in the Zohr project (€159 million), which were reimbursed to Eni by the buyer at the transaction date (end of June). Also the Company collected €50 million as an advance on future gas supplies to Egyptian state-owned partners which were intended to finance the capex of Zohr. The self-financing ratio of net capex was 142% in the first half of 2018.

Cash flow from disposals (€1,261 million) mainly related to the sale of the 10% interest in the Zohr project, non-strategic assets in the E&P segment and gas distribution activities in Hungary. Other cash flow related to capital expenditure, investments and disposals (€672 million) included the collection of the deferred tranches of the consideration on the sale of 10% and 30% interests in the Zohr project finalized in 2017 (€439 million) and increased payables related to capital expenditure following the progress in the development of Zohr.

Cash flow from operations in excess of these outflows and the payment of the 2017 final dividend to Eni’s shareholders (€1,443 million) amounted to approximately €1.1 billion and was utilized to reduce finance debt.

(€ million)
	GAAP measures	Profit/Loss on stock	Final award of an arbitration	Extraordinary allowance for doubtful accounts	Expense due on 10% Zohr disposal	Trade advances cashed-in to fund the Zohr project	Non-GAAP measures
First half of 2018
Net cash before changes in working capital	5,896	(354)	300	69	78		5,989	Adjusted net cash before changes in working capital
Changes in working capital	(676)	354	(300)	(69)		(50)	(741)
Net cash provided by operating activities	5,220				78	(50)	5,248	Underlying net cash provided by operating activities
II quarter of 2018
Net cash before changes in working capital	2,635	(259)	300	69	78		2,823	Adjusted net cash before changes in working capital
Changes in working capital	398	259	(300)	(69)		(33)	255
Net cash provided by operating activities	3,033				78	(33)	3,078	Underlying net cash provided by operating activities

Summarized Group Balance Sheet

Mar. 31, 2018	Change	(€ million)	Jun. 30, 2018	Dec. 31, 2017	Change

71,515	(3,182)	Fixed assets	68,333	71,415	(3,082)
		Net working capital
4,326	393	Inventories	4,719	4,621	98
11,729	(1,071)	Trade receivables	10,658	10,182	476
(10,956)	438	Trade payables	(10,518)	(10,890)	372
(3,774)	1,461	Tax payables and provisions for, net deferred tax liabilities	(2,313)	(2,387)	74
(13,096)	1,360	Provisions	(11,736)	(13,447)	1,711
649	(293)	Other current assets and liabilities	356	287	69
(11,122)	2,288		(8,834)	(11,634)	2,800
(1,059)	(5)	Provisions for employee post-retirements benefits	(1,064)	(1,022)	(42)
176	1,757	Assets held for sale including related liabilities	1,933	236	1,697
59,510	858	CAPITAL EMPLOYED, NET	60,368	58,995	1,373

48,181	2,237	Eni's shareholders equity	50,418	48,030	2,388
51	2	Non-controlling interest	53	49	4
48,232	2,239	Shareholders' equity	50,471	48,079	2,392
11,278	(1,381)	Net borrowings	9,897	10,916	(1,019)
59,510	858	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	60,368	58,995	1,373
0.23	(0.03)	Leverage	0.20	0.23	(0.03)
0.19	(0.03)	Gearing	0.16	0.18	(0.02)

•	As of June 30, 2018, fixed assets decreased by €3,082 million to €68,333 million mainly due to the reclassification of Eni Norge assets as held for sale following the merger agreement signed in July with the shareholders of Point Resources. The increase of capital expenditure for the period (€4,502 million) and positive currency movements (€1,351 million) were partly offset by DD&A (€3,708 million). The increase in “Equity-accounted investments and other investments” was €1,104 million due to a new accounting of equity instruments required by IFRS 9 and impairment reversal of the Angola LNG entity.

•	Net working capital (-€8,834 million) increased by €2,800 million mainly as a result of a decrease in risk provisions due to the reclassification of Eni Norge decommissioning provision in the disposal group held for sale, as well as an estimate revision to the decommissioning provision due to higher discount rates.

•	Shareholders’ equity including non-controlling interest was €50,471 million, up by €2.392 million. This was due to net profit for the period and positive foreign currency translation differences (€1,194 million) reflecting the appreciation of the dollar compared to the euro (up by 3%; EUR/USD exchange rate of 1.165 at June 30, 2018 compared to 1.2 at December 31, 2017), partly offset by the payment of the 2017 final dividend (€1,443 million).

•	Net borrowings[4] at June 30, 2018 was €9,897 million, lower than 2017 (down by €1,019 million).

•	As of June 30, 2018, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage[5] – was 0.20, down from 0.23 as of December 31, 2017.

4 Details on net borrowings are furnished on page 26.

5 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Other information, basis of presentation and disclaimer

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017).

Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, the Company discloses that:

- as of June 30, 2018, ten of Eni’s subsidiaries: Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd - fall within the scope of the new continuing listing standards;

- the Company has already adopted adequate procedures to ensure full compliance with the new regulations.

This press release on Eni’s results of the second quarter of 2018 and the first half of 2018 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first and second quarter of 2018, the first half of 2018 and for the second quarter and the first half of 2017. Information on the Company’s financial position relates to end of the periods as of June 30, 2018 and December 31, 2017.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2017 Annual report on form 20-F filed with the US SEC on April 6, 2018, which investors are urged to read, excepted for the adoption of IFRS 9 and 15.

Adoption of IFRS 9 and IFRS 15

Effective January 1, 2018, the new accounting standards IFRS 15 “Revenue from Contracts with Customers” and IFRS9 “Financial instruments” are current. For both standards Eni elected to apply the cumulative effect method, whereby the retrospective re-measurement of net equity is recognized as restatement of the opening balance of net equity at January 1, 2018, considering the transactions current at that date, without restating the comparative reporting periods.

Further details are disclosed in the Annual report on Form 20-F 2017, in the note 7” IFRSs not yet adopted” of the Consolidated financial statements. The table below summarizes the impacts of these IFRSs on the opening balances as of January, 1, 2018. No effects were recorded at the Group net borrowings.

	Reported	Impact		Reclassifications	Restated
(€ million)	January 1, 2018	IFRS 9	IFRS 15		January 1, 2018
Current assets	36,433	(427)	(372)		35,634
of which: Trade and other receivables	15,737	(427)	(372)	(466)	14,472
Other current assets	1,573			466	2,039
Non-current assets	78,172	721	247		79,140
of which: Intangible assets	2,925		87		3,012
Other investments	219	681			900
Deferred tax assets	4,078	71	166		4,315
Assets held for sale	323				323
TOTAL ASSETS	114,928	294	(125)		115,097
Current liabilities	24,735		(113)		24,622
of which: Trade and other payables	16,748		(113)	(1,330)	15,305
Other current liabilities	1,515			1,330	2,845
Non-current liabilities	42,027		37		42,064
Liabilities directly associated with assets held for sale	87				87
TOTAL LIABILITIES	66,849		(76)		66,773
TOTAL SHAREHOLDERS' EQUITY	48,079	294	(49)		48,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	114,928	294	(125)		115,097

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and first half of 2018 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, not determined in accordance with IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding from reported operating profit and net profit certain gains and losses, defined special items, which include, among others, asset impairments, gains on disposals, risk provisions, restructuring charges and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income (see below). In determining adjusted results, also inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
IIQ 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,602	157	258	(193)	(185)	2,639
Exclusion of inventory holding (gains) losses			(260)		1	(259)
Exclusion of special items:
environmental charges	45		46	10		101
impairment losses (impairment reversals), net	58	(7)	20	2		73
net gains on disposal of assets	(418)		(6)			(424)
risk provisions	274			4		278
provision for redundancy incentives	1	1		(3)		(1)
commodity derivatives		(103)	(7)			(110)
exchange rate differences and derivatives	1	56	(1)			56
other	179	4	17	11		211
Special items of operating profit (loss)	140	(49)	69	24		184
Adjusted operating profit (loss)	2,742	108	67	(169)	(184)	2,564
Net finance (expense) income (a)	(263)	(9)	(1)	(171)		(444)
Net income (expense) from investments (a)	109		(21)	(1)		87
Income taxes (a)	(1,504)	(42)	(26)	78	59	(1,435)
Tax rate (%)	58.1	42.4	57.8			65.0
Adjusted net profit (loss)	1,084	57	19	(263)	(125)	772
of which:
- Adjusted net profit (loss) of non-controlling interest						5
- Adjusted net profit (loss) attributable to Eni's shareholders						767

Reported net profit (loss) attributable to Eni's shareholders						1,252
Exclusion of inventory holding (gains) losses						(184)
Exclusion of special items						(301)
Adjusted net profit (loss) attributable to Eni's shareholders						767

(a) Excluding special items.

(€ million)
IIQ 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	851	(225)	33	(227)	131	563
Exclusion of inventory holding (gains) losses			255		(3)	252
Exclusion of special items:
environmental charges			17	18		35
impairment losses (impairment reversals), net	1	(6)	39	7		41
net gains on disposal of assets	1		(2)			(1)
risk provisions	4			49		53
provision for redundancy incentives	3	32	1	3		39
commodity derivatives		55	3			58
exchange rate differences and derivatives	(21)	(80)	(6)			(107)
other	6	78	12	(10)		86
Special items of operating profit (loss)	(6)	79	64	67		204
Adjusted operating profit (loss)	845	(146)	352	(160)	128	1,019
Net finance (expense) income (a)	(28)		2	(183)		(209)
Net income (expense) from investments (a)	169	(2)	(9)	13		171
Income taxes (a)	(425)	15	(119)	49	(38)	(518)
Tax rate (%)	43.1	..	34.5			52.8
Adjusted net profit (loss)	561	(133)	226	(281)	90	463
of which:
- Adjusted net profit (loss) of non-controlling interest
- Adjusted net profit (loss) attributable to Eni's shareholders						463

Reported net profit (loss) attributable to Eni's shareholders						18
Exclusion of inventory holding (gains) losses						180
Exclusion of special items						265
Adjusted net profit (loss) attributable to Eni's shareholders						463

(a) Excluding special items.

(€ million)
IH 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,568	555	396	(350)	(131)	5,038
Exclusion of inventory holding (gains) losses			(359)		5	(354)
Exclusion of special items:
environmental charges	63		79	10		152
impairment losses (impairment reversals), net	58	6	35	3		102
net gains on disposal of assets	(418)		(7)			(425)
risk provisions	339			6		345
provision for redundancy incentives	3	4	1	(3)		5
commodity derivatives		(170)	(7)			(177)
exchange rate differences and derivatives	2	37	1			40
other	212	(2)	5	3		218
Special items of operating profit (loss)	259	(125)	107	19		260
Adjusted operating profit (loss)	4,827	430	144	(331)	(126)	4,944
Net finance (expense) income (a)	(319)	(6)	11	(334)		(648)
Net income (expense) from investments (a)	144	11	2	2		159
Income taxes (a)	(2,644)	(163)	(71)	134	41	(2,703)
Tax rate (%)	56.8	37.5	45.2			60.7
Adjusted net profit (loss)	2,008	272	86	(529)	(85)	1,752
of which:
- Adjusted net profit (loss) of non-controlling interest						7
- Adjusted net profit (loss) attributable to Eni's shareholders						1,745

Reported net profit (loss) attributable to Eni's shareholders						2,198
Exclusion of inventory holding (gains) losses						(251)
Exclusion of special items						(202)
Adjusted net profit (loss) attributable to Eni's shareholders						1,745

(a) Excluding special items.

(€ million)
IH 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,479	(11)	397	(345)	154	2,674
Exclusion of inventory holding (gains) losses		(44)	56		(19)	(7)
Exclusion of special items:
environmental charges			24	18		42
impairment losses (impairment reversals), net	1	(6)	58	8		61
net gains on disposal of assets	(342)		(2)			(344)
risk provisions	88			49		137
provision for redundancy incentives	5	34	3	3		45
commodity derivatives		243	(8)			235
exchange rate differences and derivatives	(12)	(94)	(7)			(113)
other	41	70	20	(8)		123
Special items of operating profit (loss)	(219)	247	88	70		186
Adjusted operating profit (loss)	2,260	192	541	(275)	135	2,853
Net finance (expense) income (a)	28	6	2	(390)		(354)
Net income (expense) from investments (a)	187	(3)	1	28		213
Income taxes (a)	(1,284)	(118)	(190)	127	(38)	(1,503)
Tax rate (%)	51.9	60.5	34.9			55.4
Adjusted net profit (loss)	1,191	77	354	(510)	97	1,209
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						1,207

Reported net profit (loss) attributable to Eni's shareholders						983
Exclusion of inventory holding (gains) losses						(6)
Exclusion of special items						230
Adjusted net profit (loss) attributable to Eni's shareholders						1,207

(a) Excluding special items.

(€ million)
IQ 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,966	398	138	(157)	54	2,399
Exclusion of inventory holding (gains) losses			(99)		4	(95)
Exclusion of special items:
environmental charges	18		33			51
impairment losses (impairment reversals), net		13	15	1		29
net gains on disposal of assets			(1)			(1)
risk provisions	65			2		67
provision for redundancy incentives	2	3	1			6
commodity derivatives		(67)				(67)
exchange rate differences and derivatives	1	(19)	2			(16)
other	33	(6)	(12)	(8)		7
Special items of operating profit (loss)	119	(76)	38	(5)		76
Adjusted operating profit (loss)	2,085	322	77	(162)	58	2,380
Net finance (expense) income (a)	(56)	3	12	(163)		(204)
Net income (expense) from investments (a)	35	11	23	3		72
Income taxes (a)	(1,140)	(121)	(45)	56	(18)	(1,268)
Tax rate (%)	55.2	36.0	40.2			56.4
Adjusted net profit (loss)	924	215	67	(266)	40	980
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						978

Reported net profit (loss) attributable to Eni's shareholders						946
Exclusion of inventory holding (gains) losses						(67)
Exclusion of special items						99
Adjusted net profit (loss) attributable to Eni's shareholders						978

(a) Excluding special items.

Breakdown of special items

IQ		IIQ		IH
2018	(€ million)	2018	2017	2018	2017
51	Environmental charges	101	35	152	42
29	Impairment losses (impairment reversals), net	73	41	102	61
(1)	Net gains on disposal of assets	(424)	(1)	(425)	(344)
67	Risk provisions	278	53	345	137
6	Provisions for redundancy incentives	(1)	39	5	45
(67)	Commodity derivatives	(110)	58	(177)	235
(16)	Exchange rate differences and derivatives	56	(107)	40	(113)
7	Other	211	86	218	123
76	Special items of operating profit (loss)	184	204	260	186
20	Net finance (income) expense	(47)	125	(27)	131
	of which:
16	- exchange rate differences and derivatives reclassified to operating profit (loss)	(56)	107	(40)	113
4	Net income (expense) from investments	(319)	68	(315)	66
	of which:
	- impairment/revaluation of equity investments	(423)	68	(423)	68
(1)	Income taxes	(119)	(132)	(120)	(153)
	of which:
	- net impairment of deferred tax assets of Italian subsidiaries	(73)		(73)
(1)	- taxes on special items of operating profit and other special items	(46)	(132)	(47)	(153)
99	Total special items of net profit (loss)	(301)	265	(202)	230

Analysis of Profit and Loss account items

Net sales from operations

IQ		IIQ			IH
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
5,473	Exploration & Production	6,351	4,376	45.1	11,824	9,326	26.8
13,742	Gas & Power	13,035	11,710	11.3	26,777	25,652	4.4
5,566	Refining & Marketing and Chemicals	6,425	5,344	20.2	11,991	10,859	10.4
4,433	- Refining & Marketing	5,228	4,167	25.5	9,661	8,461	14.2
1,272	- Chemicals	1,343	1,255	7.0	2,615	2,601	0.5
(139)	- Consolidation adjustments	(146)	(78)		(285)	(203)
361	Corporate and other activities	383	339	13.0	744	687	8.3
(7,210)	Consolidation adjustments	(8,055)	(6,126)		(15,265)	(12,834)
17,932		18,139	15,643	16.0	36,071	33,690	7.1

Operating expenses

IQ		IIQ			IH
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
12,832	Purchases, services and other	13,616	12,359	10.2	26,448	25,882	2.2
114	Net (impairment losses) reversals of trade and other receivables	118	88	34.1	232	184	26.1
844	Payroll and related costs	707	778	(9.1)	1,551	1,562	(0.7)
6	of which: provision for redundancy incentives and other	(1)	39		5	45
13,790		14,441	13,225	9.2	28,231	27,628	2.2

DD&A, impairments, reversals and write-off

IQ		IIQ			IH
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
1,640	Exploration & Production	1,558	1,758	(11.4)	3,198	3,404	(6.1)
91	Gas & Power	106	88	20.5	197	177	11.3
97	Refining & Marketing and Chemicals	100	90	11.1	197	179	10.1
76	- Refining & Marketing	76	77	(1.3)	152	152
21	- Chemicals	24	13	84.6	45	27	66.7
14	Corporate and other activities	15	15		29	31	(6.5)
(7)	Impact of unrealized intragroup profit elimination	(8)	(7)		(15)	(14)
1,835	Total depreciation, depletion and amortization	1,771	1,944	(8.9)	3,606	3,777	(4.5)
29	Impairment losses (impairment reversals), net	73	41	78.0	102	61	67.2
1,864	Depreciation, depletion, amortization, impairments and reversals	1,844	1,985	(7.1)	3,708	3,838	(3.4)
6	Write-off of tangible and intangible assets	15	49	(69.4)	21	193	(89.1)
1,870		1,859	2,034	(8.6)	3,729	4,031	(7.5)

Income (expense) from investments

(€ million)
IH 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	511	11	(21)	(100)	401
Dividends	56		23		79
Net gains (losses) on disposals		(6)			(6)
Other income (expense), net
	567	5	2	(100)	474

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Mar. 31, 2018	Change	(€ million)	Jun. 30, 2018	Dec. 31, 2017	Change
23,638	353	Total debt	23,991	24,707	(716)
3,774	1,180	- Short-term debt	4,954	4,528	426
19,864	(827)	- Long-term debt	19,037	20,179	(1,142)
(5,725)	(1,706)	Cash and cash equivalents	(7,431)	(7,363)	(68)
(6,402)	(83)	Securities held for trading and other securities held for non-operating purposes	(6,485)	(6,219)	(266)
(233)	55	Financing receivables held for non-operating purposes	(178)	(209)	31
11,278	(1,381)	Net borrowings	9,897	10,916	(1,019)
48,232	2,239	Shareholders' equity including non-controlling interest	50,471	48,079	2,392
0.23	(0.03)	Leverage	0.20	0.23	(0.03)

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on June 30, 2018

(€ million)
Issuing entity	Amount at June 30, 2018 (a)
Eni SpA	2,297
Eni Finance International SA	429
2,726

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the second quarter of 2018 (guaranteed by Eni Spa)

Issuing entity	Nominal amount (€ million)	Currency	Amount at Jun. 30, 2018 (a) (€ million)	Maturity	Rate	%
Eni Finance International SA	429	USD	426	2028	Variable
	429		426

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

	(€ million)
Mar. 31, 2018		Jun. 30, 2018	Dec. 31, 2017
	ASSETS
	Current assets
5,725	Cash and cash equivalents	7,431	7,363
6,402	Other financial activities held for trading	6,485	6,012
	Financial assets available for sale		207
16,797	Trade and other receivables	15,670	15,737
4,326	Inventories	4,719	4,621
183	Current tax assets	175	191
581	Other current tax assets	443	729
1,854	Other current assets	3,100	1,573
35,868		38,023	36,433
	Non-current assets
62,390	Property, plant and equipment	59,669	63,158
1,353	Inventory - compulsory stock	1,342	1,283
2,958	Intangible assets	2,992	2,925
3,478	Equity-accounted investments	3,893	3,511
876	Other investments	941	219
1,732	Other financial assets	1,613	1,675
3,966	Deferred tax assets	4,057	4,078
1,400	Other non-current assets	862	1,323
78,153		75,369	78,172
303	Assets held for sale	4,931	323
114,324	TOTAL ASSETS	118,323	114,928
	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,312	Short-term debt	2,236	2,242
1,462	Current portion of long-term debt	2,718	2,286
15,234	Trade and other payables	15,490	16,748
696	Income taxes payable	651	472
2,513	Other taxes payable	2,236	1,472
2,545	Other current liabilities	3,693	1,515
24,762		27,024	24,735
	Non-current liabilities
19,864	Long-term debt	19,037	20,179
13,096	Provisions for contingencies	11,736	13,447
1,059	Provisions for employee benefits	1,064	1,022
5,705	Deferred tax liabilities	4,521	5,900
1,479	Other non-current liabilities	1,472	1,479
41,203		37,830	42,027
127	Liabilities directly associated with assets held for sale	2,998	87
66,092	TOTAL LIABILITIES	67,852	66,849
	SHAREHOLDERS' EQUITY
51	Non-controlling interest	53	49
	Eni shareholders' equity:
4,005	Share capital	4,005	4,005
139	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	394	183
43,672	Other reserves	44,402	42,490
(581)	Treasury shares	(581)	(581)
	Interim dividend		(1,441)
946	Net profit (loss)	2,198	3,374
48,181	Total Eni shareholders' equity	50,418	48,030
48,232	TOTAL SHAREHOLDERS' EQUITY	50,471	48,079
114,324	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	118,323	114,928

GROUP PROFIT AND LOSS ACCOUNT

IQ		IIQ		IH
2018	(€ million)	2018	2017	2018	2017
	REVENUES
17,932	Net sales from operations	18,139	15,643	36,071	33,690
135	Other income and revenues	703	141	838	626
18,067	Total revenues	18,842	15,784	36,909	34,316
	OPERATING EXPENSES
(12,832)	Purchases, services and other	(13,616)	(12,359)	(26,448)	(25,882)
(114)	Impairment reversals (impairment losses) of trade and other receivables, net	(118)	(88)	(232)	(184)
(844)	Payroll and related costs	(707)	(778)	(1,551)	(1,562)
(8)	Other operating (expense) income	97	38	89	17
(1,835)	Depreciation, Depletion and Amortization	(1,771)	(1,944)	(3,606)	(3,777)
(29)	Impairment reversals (impairment losses), net	(73)	(41)	(102)	(61)
(6)	Write-off of tangible and intangible assets	(15)	(49)	(21)	(193)
2,399	OPERATING PROFIT (LOSS)	2,639	563	5,038	2,674
	FINANCE INCOME (EXPENSE)
804	Finance income	1,545	946	2,349	2,272
(1,088)	Finance expense	(1,626)	(1,732)	(2,714)	(3,230)
(6)	Income (expense) from other financial activities held for trading	23	(52)	17	(51)
66	Derivative financial instruments	(339)	504	(273)	524
(224)		(397)	(334)	(621)	(485)
	INCOME (EXPENSE) FROM INVESTMENTS
45	Share of profit (loss) of equity-accounted investments	356	56	401	85
23	Other gain (loss) from investments	50	47	73	62
68		406	103	474	147
2,243	PROFIT (LOSS) BEFORE INCOME TAXES	2,648	332	4,891	2,336
(1,295)	Income taxes	(1,391)	(314)	(2,686)	(1,351)
948	Net profit (loss)	1,257	18	2,205	985
	attributable to:
946	- Eni's shareholders	1,252	18	2,198	983
2	- Non-controlling interest	5		7	2

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.26	- basic	0.35	0.00	0.61	0.27
0.26	- diluted	0.35	0.00	0.61	0.27

COMPREHENSIVE INCOME (LOSS)

	IIQ		IH
(€ million)	2018	2017	2018	2017
Net profit (loss)	1,257	18	2,205	985
Items that may be reclassified to profit in later periods	2,425	(2,778)	1,385	(3,708)
Currency translation differences	2,201	(2,794)	1,194	(3,512)
Change in the fair value of cash flow hedging derivatives	338	(21)	278	(325)
Change in the fair value of financial assets, other financial investments, with effect to OCI		2		2
Share of "Other comprehensive income" on equity-accounted entities	(31)	33	(20)	51
Taxation	(83)	2	(67)	76
Total other items of comprehensive income (loss)	2,425	(2,778)	1,385	(3,708)
Total comprehensive income (loss)	3,682	(2,760)	3,590	(2,723)
attributable to:
- Eni's shareholders	3,677	(2,760)	3,583	(2,725)
- Non-controlling interest	5		7	2

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2017:		53,086
Total comprehensive income (loss)	(2,723)
Dividends paid to Eni's shareholders	(1,440)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	9
Total changes		(4,157)
Shareholders' equity at June 30, 2017:		48,929
attributable to:
- Eni's shareholders		48,881
- Non-controlling interest		48

Shareholders' equity at December 31, 2017		48,079
Impact of IFRS 9 and IFRS 15 adoption		245
Shareholders' equity at January 1, 2018:		48,324
Total comprehensive income (loss)	3,590
Dividends paid to Eni's shareholders	(1,440)
Dividends distributed by consolidated subsidiaries	(3)
Total changes		2,147
Shareholders' equity at June 30, 2018:		50,471
attributable to:
- Eni's shareholders		50,418
- Non-controlling interest		53

GROUP CASH FLOW STATEMENT

IQ		IIQ		IH
2018	(€ million)	2018	2017	2018	2017
948	Net profit (loss)	1,257	18	2,205	985
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,835	Depreciation, depletion and amortization	1,771	1,944	3,606	3,777
29	Impairment losses (impairment reversals), net	73	41	102	61
6	Write-off of tangible and intangible assets	15	49	21	193
(45)	Share of (profit) loss of equity-accounted investments	(356)	(56)	(401)	(85)
(1)	Gains on disposal of assets, net	(417)	7	(418)	(336)
(23)	Dividend income	(56)	(58)	(79)	(69)
(43)	Interest income	(57)	(50)	(100)	(98)
139	Interest expense	137	171	276	339
1,295	Income taxes	1,391	314	2,686	1,351
130	Other changes	169	455	299	546
	Changes in working capital:
188	- inventories	(369)	(137)	(181)	(356)
(1,916)	- trade receivables	1,009	2,533	(907)	1,032
95	- trade payables	(350)	(1,580)	(255)	(1,323)
104	- provisions for contingencies	(442)	86	(338)	133
455	- other assets and liabilities	550	(228)	1,005	264
(1,074)	Cash flow from changes in working capital	398	674	(676)	(250)
35	Net change in the provisions for employee benefits	1	33	36	30
5	Dividends received	95	98	100	102
21	Interest received	4	15	25	23
(186)	Interest paid	(142)	(127)	(328)	(311)
(884)	Income taxes paid, net of tax receivables received	(1,250)	(822)	(2,134)	(1,620)
2,187	Net cash provided by operating activities	3,033	2,706	5,220	4,638
	Investing activities:
(2,507)	- tangible assets	(1,879)	(2,069)	(4,386)	(4,796)
(34)	- intangible assets	(82)	(23)	(116)	(127)
(15)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired			(15)
(22)	- investments	(73)	(14)	(95)	(50)
(241)	- securities	(78)	(9)	(319)	(74)
(193)	- financing receivables	(118)	(64)	(311)	(384)
(8)	- change in payables in relation to investing activities and capitalized depreciation	307	48	299	543
(3,020)	Cash flow from investing activities	(1,923)	(2,131)	(4,943)	(4,888)
	Disposals:
6	- tangible assets	1,011	6	1,017	563
	- intangible assets	5		5
32	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	146		178
29	- investments	32	61	61	61
5	- securities	23	25	28	25
80	- financing receivables	402	116	482	331
(48)	- change in receivables in relation to disposals	482	(6)	434	(306)
104	Cash flow from disposals	2,101	202	2,205	674
(2,916)	Net cash used in investing activities (*)	178	(1,929)	(2,738)	(4,214)

GROUP CASH FLOW STATEMENT (continued)

IQ		IIQ		IH
2018	(€ million)	2018	2017	2018	2017
511	Increase in long-term debt	407	2	918	755
(1,568)	Repayments of long-term debt	(81)	(202)	(1,649)	(269)
168	Increase (decrease) in short-term debt	(411)	372	(243)	(164)
(889)		(85)	172	(974)	322
(1)	Dividends paid to Eni's shareholders	(1,439)	(1,440)	(1,440)	(1,440)
	Dividends paid to non-controlling interests	(3)	(3)	(3)	(3)
(890)	Net cash used in financing activities	(1,527)	(1,271)	(2,417)	(1,121)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		2		7
(19)	Effect of exchange rate changes on cash and cash equivalents and other changes	31	(34)	12	(45)
(1,638)	Net cash flow for the period	1,715	(526)	77	(735)
7,363	Cash and cash equivalents - beginning of the period	5,725	5,465	7,363	5,674
5,725	Cash and cash equivalents - end of the period	7,440	4,939	7,440	4,939

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IQ		IIQ		IH
2018	(€ million)	2018	2017	2018	2017
(265)	Net cash flow from financing activities	206	56	(59)	(104)

SUPPLEMENTAL INFORMATION

IQ		IIQ		IH
2018	(€ million)	2018	2017	2018	2017
	Investment of consolidated subsidiaries and businesses
2	Current assets			2
23	Non-current assets	1		24
(1)	Cash and cash equivalents (Net borrowings)			(1)
(8)	Current and non-current liabilities	7		(1)
16	Net effect of investments	8		24
	Bargain Purchase	(8)		(8)
16	Purchase price			16
	less:
(1)	Cash and cash equivalents			(1)
15	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent			15
	Disposal of consolidated subsidiaries and businesses
39	Current assets	13		52
9	Non-current assets	189		198
	Cash and cash equivalents (Net borrowings)	18		18
(16)	Current and non-current liabilities	(55)		(71)
32	Net effect of disposals	165		197
	Gains (losses) on disposal	(6)		(6)
32	Selling price	159		191
	less:
	Cash and cash equivalents disposed of	(13)		(13)
32	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent	146		178

Capital expenditure

IQ		IIQ			IH
2018	(€ million)	2018	2017	% Ch.	2018	2017	% Ch.
2,432	Exploration & Production	1,757	1,983	(11.4)	4,189	4,754	(11.9)
712	- acquisition of proved and unproved properties	11		..	723		..
64	- g&g costs	64	74	(13.5)	128	139	(7.9)
65	- exploration	96	85	12.9	161	284	(43.3)
1,586	- development	1,572	1,814	(13.3)	3,158	4,309	(26.7)
5	- other expenditure	14	10	40.0	19	22	(13.6)
42	Gas & Power	55	30	..	97	49	..
125	Refining & Marketing and Chemicals	199	151	31.8	324	251	29.1
100	- Refining & Marketing	157	111	41.4	257	179	43.6
25	- Chemicals	42	40	5.0	67	72	(6.9)
11	Corporate and other activities	17	9	88.9	28	16	75.0
(5)	Impact of unrealized intragroup profit elimination	(3)	(7)		(8)	(8)
2,605	Capital expenditure	2,025	2,166	(6.5)	4,630	5,062	(8.5)
64	Cash out in net cash flow from operating activities	64	74	(13.5)	128	139	(7.9)
2,541	Cash out in net cash flow from investments	1,961	2,092	(6.3)	4,502	4,923	(8.6)

In the first half of 2018, capital expenditure amounted to €4,502 million (€4,923 million in the first half of 2017) and mainly related to:

- development activities (€3,158 million) deployed mainly in Egypt, Ghana, Norway, Libya, Congo, Italy and Angola. The acquisition of proved and unproved reserves of €723 million relates to the entry bonus in two producing concession agreements in the United Arab Emirates;

- refining activity in Italy and outside Italy (€223 million) aimed at reconversion of Gela refinery into a bio-refinery, reconstruction works of the EST conversion plant at the Sannazzaro refinery, maintain plants’ integrity, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€34 million);

- initiatives relating to gas marketing (€82 million).

Cash-outs comprised in net cash from operating activities (€128 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IQ			IIQ		1H
2018			2018	2017	2018	2017
1,867	Production of oil and natural gas (a) (b)	(kboe/d)	1,863	1,771	1,865	1,783
144	Italy		142	100	143	127
218	Rest of Europe		186	218	201	210
442	North Africa		417	453	430	467
259	Egypt		290	226	275	225
348	Sub-Saharan Africa		354	345	351	324
139	Kazakhstan		135	136	137	139
151	Rest of Asia		176	108	164	101
142	Americas		144	164	143	168
24	Australia and Oceania		19	21	21	22
156.9	Production sold (a)	(mmboe)	158.6	149.4	315.5	298.7

PRODUCTION OF LIQUIDS BY REGION

IQ			IIQ		IH
2018			2018	2017	2018	2017
885	Production of liquids (a)	(kbbl/d)	881	827	883	830
64	Italy		63	27	64	46
132	Rest of Europe		108	123	120	116
151	North Africa		150	145	150	148
77	Egypt		81	69	79	71
251	Sub-Saharan Africa		247	239	249	227
88	Kazakhstan		89	86	88	86
52	Rest of Asia		80	62	66	57
68	Americas		62	74	65	76
2	Australia and Oceania		1	2	2	3

PRODUCTION OF NATURAL GAS BY REGION

IQ			IIQ		IH
2018			2018	2017	2018	2017
5,358	Production of natural gas (a) (b)	(mmcf/d)	5,359	5,152	5,359	5,203
436	Italy		431	399	434	441
469	Rest of Europe		423	515	446	514
1,595	North Africa		1,456	1,681	1,525	1,740
989	Egypt		1,142	855	1,066	843
528	Sub-Saharan Africa		586	581	557	530
277	Kazakhstan		254	277	266	289
543	Rest of Asia		525	249	534	238
401	Americas		445	495	423	502
120	Australia and Oceania		97	100	108	106

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (593 and 526 mmcf/d in the second quarter of 2018 and 2017, respectively, 566 and 501 mmcf/d in the first half of 2018 and 2017, respectively, and 539 mmcf/d in the first quarter of 2018 ).

Gas & Power

Natural gas sales by market

IQ		IIQ			IH
2018	(bcm)	2018	2017	% Ch.	2018	2017	% Ch.
11.19	ITALY	9.77	9.50	2.8	20.96	19.88	5.4
2.68	- Wholesalers	2.57	2.12	21.2	5.25	5.08	3.3
2.97	- Italian exchange for gas and spot markets	3.52	3.98	(11.6)	6.49	5.75	12.9
1.21	- Industries	1.21	1.15	5.2	2.42	2.29	5.7
0.31	- Medium-sized enterprises and services	0.16	0.16		0.47	0.52	(9.6)
0.32	- Power generation	0.42	0.31	35.5	0.74	0.53	39.6
2.11	- Residential	0.55	0.38	44.7	2.66	2.72	(2.2)
1.59	- Own consumption	1.34	1.40	(4.3)	2.93	2.99	(2.0)
11.25	INTERNATIONAL SALES	8.31	9.13	(9.0)	19.56	22.03	(11.2)
9.28	Rest of Europe	6.14	8.23	(25.4)	15.42	19.76	(22.0)
0.89	- Importers in Italy	0.49	0.89	(44.9)	1.38	1.93	(28.5)
8.39	- European markets	5.65	7.34	(23.0)	14.04	17.83	(21.3)
1.27	Iberian Peninsula	1.06	1.26	(15.9)	2.33	2.51	(7.2)
0.87	Germany/Austria	0.26	1.52	(82.9)	1.13	3.51	(67.8)
1.28	Benelux	1.63	1.18	38.1	2.91	2.75	5.8
0.78	UK	0.45	0.57	(21.1)	1.23	1.25	(1.6)
2.00	Turkey	1.44	1.63	(11.7)	3.44	3.81	(9.7)
1.96	France	0.76	1.05	(27.6)	2.72	3.57	(23.8)
0.23	Other	0.05	0.13	(61.5)	0.28	0.43	(34.9)
1.97	Rest of World	2.17	0.90	..	4.14	2.27	82.4
22.44	WORLDWIDE GAS SALES	18.08	18.63	(3.0)	40.52	41.91	(3.3)
2.70	of which: LNG sales	2.70	1.50	80.0	5.40	3.50	54.3